UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
November 17, 2022

NOTICE OF REDEMPTION IN RESPECT OF THE
$500,000,000 3.250% GUARANTEED NOTES DUE 2023 (THE "NOTES") (OF WHICH $94,176,000 IN PRINCIPAL AMOUNT ARE OUTSTANDING)
Rule 144A Notes:
Cusip No.: 70501VAA6, ISIN: 1 US70501VAA61, Common Code: 092818845
Regulation S Notes:
Cusip No.: G6964RAA2 ISIN: USG6964RAA26, Common Code: 092818861
OF
PEARSON FUNDING PLC (THE "ISSUER")
GUARANTEED BY PEARSON PLC

NOTICE IS HEREBY GIVEN THAT, pursuant to Section 6.2 of the Indenture, dated as of May 8, 2013 (the "Indenture"), by and among the Issuer, Pearson plc and The Bank of New York Mellon, as Trustee, Paying Agent and Calculation Agent (the "Trustee"), the Company's 3.250% Guaranteed Notes due 2023 (the "Notes"), of which $94,176,000 in principal amount are outstanding, will be redeemed by the Issuer in whole at a redemption price equal to (a) any accrued and unpaid interest to (but excluding) December 16, 2022 (the "Redemption Date") and Additional Amounts (as defined in the Indenture), if any, plus (b) the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) as determined by The Bank of New York Mellon, as Calculation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, not including any portion of such payment of interest accrued on the Redemption Date, from the Redemption Date to the maturity date, May 8, 2023, discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Indenture), plus 25 basis points (the "Redemption Price").

On the Redemption Date, the Redemption Price for each Note will become due and payable and interest thereon, if any, shall cease to accrue on and after such date.

For further information, please contact:

Trustee, Paying Agent and Calculation Agent:	The Bank of New York MellonOne Canada SquareLondon E14 5AL
Issuer:	Pearson Funding plc80 StrandLondon WC2R 0RL
Guarantor:	Pearson plc80 StrandLondon WC2R 0RL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 17 November 2022
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary